Filed by Willis Group Holdings Public Limited Company

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Towers Watson & Co.

(Commission File No. 001-34594)

Willis Towers Watson

Frequently Asked Questions

Updated 9th September 2015

Section 1: Rationale for the merger

What is the rationale for the proposed merger?

The proposed merger brings together two highly compatible companies to create value for our clients, associates and shareholders. Towers Watson and Willis have complementary strategic priorities, products and service offerings, geographical footprints and values.

Together, we will create a company with $8.2bn in revenues, 39,000 employees and a pro forma market capitalization of approximately $18bn. The combination enables us to better serve current and future clients. It provides growth opportunities for our people by creating an integrated global platform with offerings across the advisory, broking, special capabilities and solutions spectrums. By offering a broader array of services to a larger global client base, we expect to accelerate profitable growth and realize significant cost efficiencies. Leveraging our respective world-class brands, Willis Towers Watson will be strongly positioned to drive revenue and earnings growth.

Why are we doing this merger now?

Our firms had been working together on Willis’ private healthcare exchange offering in North America. Towers Watson offers the market-leading platform in this area. As we discussed trends across the broader advisory, broking and solutions space, we soon realized that our relationship could be much stronger than one based purely on one product or in one market. We saw opportunities across many markets, and in our risk management, re/insurance and benefits activities. The more we learned about each other’s businesses and cultures, the more we saw an incredible opportunity to grow together, combining to serve existing and new markets.

Can you tell me a bit about Towers Watson?

Towers Watson is a leading global professional services company that helps organizations improve performance through effective people, risk and financial management. With nearly 150 years of history, Towers Watson offers consulting, technology and solutions in the areas of benefits, talent management, rewards, and risk and capital management. Headquartered in Arlington, Virginia, the company has 16,000+ associates around the world. For more information, visit http://www.towerswatson.com/about-us/overview.

Towers Watson sold its re/insurance broking business to JLT recently. What does this mean for the combined group? What part does reinsurance play?

Towers Watson has stated that the divestiture of their reinsurance broking business was the right move strategically for them at the time given that it did not fit with their overall portfolio and was sub-scale compared to leading competitors like Willis Re. As such, that past transaction has no bearing on the future strategic priorities for Willis Towers Watson. Willis’ reinsurance operations will be a critical part of the balanced and strong Willis Towers Watson portfolio.

Section 2: Details of the proposed transaction

What are the main points of the proposed transaction?

Towers Watson and Willis intend to engage in a true merger of equals, as demonstrated by shareholder ownership of the combined entity, as well as the agreed governance and organizational structure.

Willis is expected to hold a slight majority, with approximately 50.1% of the company compared to Towers Watson’s approximately 49.9%, each on a fully diluted basis. What does this mean for the integration and the new organization?

The approximately 50.1% and 49.9% ownership breakdowns were calculated based on stock price and financial advice received by both companies.

Where, specifically, do you see the opportunities for revenue growth that you mentioned in the merger announcement?

We anticipate the estimated annual revenue opportunities by year three to be $375 - $675 million. These opportunities come from three key areas: leveraging Willis’ middle market relationships for exchange solutions, leveraging Towers Watson’s large market relationships for P&C brokerage and expanding Towers Watson’s global health and group benefits business across a broader distribution network.

The merger announcement said that Willis Towers Watson will realize about $100-125M in cost efficiencies. What does that look like?

Potential cost synergies are expected to come primarily from combined management teams, corporate functions and general and administrative expenses. These synergies are in addition to existing efficiency efforts underway at both Willis and Towers Watson. So our operational improvement program, Skyline, continues unchanged. One third of the way through the three and a half year program, we are already seeing better-than-expected progress.

Implementing decisions involving synergies, investments and other commitments will start immediately after the closing of the proposed combination, with most anticipated to be completed over the subsequent three years.

When will more detailed information on the transaction be made available?

In August 2015, Willis filed a joint proxy statement/prospectus, which is part of a registration statement on Form S-4, with the US Securities and Exchange Commission (the “SEC”). The Form S-4 outlines the process we intend to follow to complete the ‘all stock’ transaction in this merger of equals, and addresses a number of questions that shareholders may have. This document:

•	Describes the potential benefits that come from bringing together our respective organizations.

•	Includes historical financial information of both companies, board and executive profiles, and general disclosure about the tax consequences of the transaction to Towers Watson shareholders.

•	Summarizes the background on how the transaction came together, and the terms and conditions of the merger.

Is the deal subject to shareholder approval?

Yes, the transaction requires the approval of both Willis shareholders and Towers Watson stockholders. We are comfortable with the value creation proposition of this transaction, and look forward to submitting it for that vote.

Has the shareholder vote been scheduled?

The shareholder vote has not yet been scheduled. Currently, we expect that the Extraordinary General Meeting and vote will take place in November or December 2015.

Are there any external risks to completing the transaction?

As in any proposed transaction like this one, the main elements that affect the closing of the merger are shareholder approvals, the satisfaction of customary closing conditions and regulatory review and approvals.

What happens if the combination doesn’t go through?

We expect that the combination will go through as planned, subject to obtaining all required regulatory and shareholder approvals. Unless and until the deal is closed, Willis and Towers Watson will continue to operate separately and independently.

Section 3: Proposed structure of the new organization

How were the business segments and geographies chosen for Willis Towers Watson?

The organizational structure for Willis Towers Watson was designed by leaders from both companies. They wanted to structure the new company in a way that would resonate well with both our external and internal constituencies. They aimed to create a streamlined, straightforward and efficient structure that would be easy to communicate, reflect how Willis Towers Watson will operate and facilitate understanding of our various businesses.

How will the geography – business matrix look in the new organization?

Decision-making, reporting lines and individual structures for Willis Towers Watson’s geographies and business segments have not yet been finalized. The leaders of both companies and the integration office will consider these issues throughout the integration planning period during the coming months.

In some areas of Willis, we have a sharp industry focus. Will this be the case in the new organization?

Like Willis, Towers Watson has an industry focus, because organizations expect industry expertise in responding to risk issues. The proposed organization’s geography-based business units, are expected to work closely with industry expertise – very much in the spirit of ‘Connecting Willis’ – to drive growth.

Some leaders for the new organization already have been announced. What will be the process for choosing and announcing the next levels of leadership?

As a step in outlining the organizational design, the proposed Operating Committee will define the leadership positions to be filled during the integration planning process. All selections and appointments (including those already announced) will take effect only after the merger closes.

What will client service/advocacy look like in the new organization?

A great deal of work is being planned to ensure that we will continue to serve our clients without disruption when we become one organization. The spirit of client advocacy is reflected at Towers Watson and, given our client-first focus in both organizations, you can be assured that client management will be a top priority.

Detailed client-level planning only can occur after the closing because we are legally restricted from sharing client information. Willis and Towers Watson must continue to operate as separate, independent companies until we close. Please refer to the guidelines on Good Morning Willis if you have any concerns.

Section 4: The Willis Towers Watson brand

Can you share any information on how the new name was developed?

Both companies have a rich heritage and brand capital that we must maintain. Willis Towers Watson was therefore the logical name. Our clients, markets and communities will know that they will continue to receive the same excellent service. Indeed, we are confident that the combined firm will be greater than the sum of its parts.

Can you tell us anything about what the new Willis Towers Watson brand will be?

Defining what Willis Towers Watson’s brand stands for, the firm’s public positioning as well as its “look and feel,” as quickly as is reasonably possible is one of the key integration planning workstreams. We will communicate progress on this as much as we can within the guidelines we must adhere to.

Will our core values change?

Values remain a vital part of how we approach and do business. Both companies have similar values and, in early stages of integration planning, proposed Willis Towers Watson leaders will discuss values for the new organization.

Section 5: Client Communications

What can I tell my clients about the proposed merger? Is there standard language I should use?

All Willis and Towers Watson colleagues have access to a standard client communication template. Please consult with your leader or manager before communicating with clients about the proposed merger. We will continue to provide updated information as and when appropriate.

How will we handle clients who currently work with both Willis and Towers Watson?

For now, we must continue to operate as separate companies and handle our clients accordingly. More information will be shared prior to the closing.

If asked in new business proposals to state if there are any planned changes to Willis’ ownership structure, what is the correct response?

Generally speaking, you should continue to develop proposals as you would have done prior to the announcement of our intention to combine. Similarly, our clients and prospects should continue with their selection process as they would have done prior to the announcement.

However, if you receive specific requests to address potential changes in organizational structure or governance, you may use the following text. Please note that this wording has received appropriate legal clearance and must not be altered in any way.

“On June 30, 2015, Willis Group and Towers Watson announced that their respective Boards of Directors have unanimously approved an agreement under which the companies would combine in a merger of equals. The combined company would be named Willis Towers Watson. The transaction is subject to various customary closing conditions, including regulatory and shareholder approvals.

We do not believe the merger announcement will have an effect on Willis’ proposal or our ability to deliver services to our clients. Please note that unless and until the transaction is closed, Willis and Towers Watson will continue to operate as independent companies.”

Will our clients’ terms and conditions change?

For the time being, the terms and conditions will remain as specified in our contracts with our clients; this includes any master agreements that are currently in place. Once the transaction is closed, we will be able to identify and communicate any relevant contracting changes. Our main focus and concern at this time is ensuring that support for our clients is as focused as ever, and that any changes that need to be made after the closing will be as transparent and seamless as possible.

When can clients of one company meet leaders from the other company? Can account managers set this up for their clients?

We cannot set those meetings up for clients, nor be in attendance if they arrange to meet with Towers Watson on their own. We would be happy to schedule a meeting with the right parties for any of our clients once the transaction has closed. In the meantime, if our clients would like to meet with Towers Watson leaders or employees, they are, of course, welcome to set up any independent meetings which are relevant for their business, though Willis colleagues should not invite them to do so.

Some of our clients may have concerns about the proposed merger, and our competitors are trying to encourage these concerns for their own advantage. What can we tell our clients?

Until the transaction closes, we will continue to operate as two separate companies and there will be no changes to the way we do business. As always, we will continue to work with our clients to define the levels and types of support that they need. Our main focus and concern at this time is ensuring that support for our clients is as focused as ever, and that any changes that need to be made after the closing will be as transparent and seamless as possible.

Our combined firm will have both a broking business and advisory services. Does this present any conflict of interest?

Simply put, not if we continue to operate under the ethical business practices that clients of both Willis and Towers Watson have come to know and trust. We expect that, as Willis Towers Watson, clients will benefit from the broad and deep range of services we offer – including this particular combination.

Section 6: Other potential implications

Will there be any changes to our pay and incentives?

Until the transaction is closed, we must continue to operate as separate and independent companies, so we will proceed with our respective processes and activities. Any activities that accompany the end of the fiscal year, including bonus determination, will continue as planned.

How will the proposed merger impact the Operational Improvement Program?

It is absolutely business as usual. “Project Skyline”, now one-third of the way through, is making tremendous progress. Improving our operations – putting the right people in the right places, improving systems and processes and improving our real estate – remains a critical part of our strategy to drive growth. It is helping us to position ourselves strongly for the future as Willis Towers Watson.

We will continue to provide regular updates on the program and the progress against our goals.

How will our real estate footprint change as a result of the proposed merger? For example, in cities where we have multiple offices, will colleagues be asked to relocate?

It is very much business as usual and we must continue to operate as separate entities, so no decisions on real estate matters will be made in the near future as a direct result of the proposed merger. We are concentrating on planning to bring the businesses together, under the legal and regulatory guidelines we must adhere to.

We are very aware that colleagues are anxious to know what our real estate strategy will be when we become Willis Towers Watson, particularly in larger centers such as New York and London. Our real estate teams are working hard on planning and we will update colleagues on progress as soon as we are able to.

Will there be redundancies in the short term as a result of the proposed merger?

It is very much business as usual and we must continue to operate as separate entities, so no firm decisions on HR matters will be made in the near future as a direct result of the proposed merger. We are concentrating on planning to bring the businesses together, under the legal and regulatory guidelines we must adhere to.

In countries where we have a presence but Towers Watson does not (and vice versa), will we be rolling out expanded offerings?

No decisions have been made regarding integration in specific countries as yet. When we are ready and able to provide more information, we will work closely with regional and local leaders to ensure that our combined offering is structured and communicated in a way that is consistent with the local market, culture and organizational history.

Where will Willis Towers Watson be headquartered?

Willis Towers Watson will maintain corporate headquarters in both London, UK and Arlington, Virginia in the US. The company will be domiciled in Ireland as Willis is today.

Section 7: Timings and processes

How is the overall integration planning process being managed?

We have already begun the process of building out a clearly defined plan to ensure a successful integration. Our focus is on bringing together the two organizations in an effective way, in order to achieve the full benefits of the transaction and build the strongest possible combined company. Both companies have experience with a range of transactions and subsequent integration processes, so the combined management team brings considerable integration experience.

A joint integration team, led by Dominic Casserley and Gene Wickes from Towers Watson, has been established to lead this effort. This team will be tasked with driving all aspects of the integration planning process.

We are committed to providing regular updates on this important work, and in the meantime, ask you to remain focused on maintaining our business momentum. Our first priority should be our clients and continuing to exceed their expectations.

Can Willis leaders contact their counterparts at Towers Watson to establish relationships?

Given the sensitivity surrounding the integration planning, rigorous protocols and guidelines must underpin all activities until the transition is complete. These protocols and guidelines include:

•	Both parties must continue to act as separate and independent companies until after the closing

•	The companies and their personnel may not discuss or share competitive plans, contract negotiations, prices, rates, or bids for client business pre-closing

•	You may not be assigned to work at the other company until after the combination is finalized

•	You may not direct or attempt to influence the actions of the other company’s personnel until after the combination is finalized

•	In addition, there may be no collaboration on any service- or client-related activity prior to the combination being finalized, including coordinating pricing/bidding strategies or policies, speaking to clients or prospects together, and exchanging sensitive information or intellectual capital

If you are in any doubt, please contact your relevant business unit’s legal counsel for advice.

Can we hold social events with Towers Watson before the transaction closes?

Willis and Towers Watson recognize and respect that our people may have existing relationships with individuals from each other’s organizations, and encourage you to maintain those as you normally would – remembering that no confidential or competitively sensitive information about clients, rates and pricing, work plans, contracts or bids for business may be discussed before the deal closes.

To ensure we remain competitive and separate, offices should not hold joint events at this time. It’s important that we don’t create opportunities for employees to unintentionally share confidential information.

We must be careful not to directly or indirectly attempt to influence the actions of the other company’s personnel until after the closing. We will inform you when these kinds of events are appropriate and encouraged.

Can we talk about the transaction on social media?

The period between announcement and the closing is very important to the success of our merger. To help us comply with applicable SEC rules and other regulatory restrictions, we ask that all colleagues refrain from any social media postings about the transaction as they may otherwise have to include specific regulatory disclosure and be filed with the SEC.

What should I do if I am contacted by the media?

Please refer any media enquiries – from major business publications to social media and everything in between – to Miles Russell (+44 20 3124 7446) or Juliet Massey (+44 20 3124 7452) in Group Communications. Please do not speak to the media on behalf of Willis without authorization.

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Important Information About the Transaction and Where to Find It

This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Willis filed with the SEC a Registration Statement on Form S-4 that contains a Joint Proxy Statement/Prospectus and other relevant documents in connection with the transaction. Willis and Towers Watson plan to file with the SEC and mail to their respective shareholders a definitive Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the preliminary Joint Proxy Statement/Prospectus contains important information about Willis, Towers Watson, the transaction and related matters. Investors and security holders are urged to read the Registration Statement, the preliminary Joint Proxy Statement/Prospectus and other related documents carefully when they are available.

Investors and security holders are able to obtain free copies of the Registration Statement, the preliminary Joint Proxy Statement/Prospectus and other related documents filed with the SEC by Willis and Towers Watson through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Willis or Towers Watson at the following:

WILLIS	TOWERS WATSON
200 Liberty Street, 7th Floor New York, NY 10281-1003 Attention: Investor Relations	901 N. Glebe Road Arlington, VA 22203 Attention: Investor Relations
(212) 915-8084	(703) 258-8000

investor.relations@willis.com	investor.relations@towerswatson.com

Participants in the Solicitation

Willis and Towers Watson, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding the directors and executive officers of Willis, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Willis’ Form 10-K for the year ended December 31, 2014 and its proxy statement filed on April 17, 2015, which are filed with the SEC. Information regarding Towers Watson’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Towers Watson’s Form 10-K for the year ended June 30, 2014 and its proxy statement filed on October 3,

2014, which are filed with the SEC. A more complete description is available in the Registration Statement and the preliminary Joint Proxy Statement/Prospectus.

Forward Looking Statements

This document contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on Willis or Towers Watson management’s beliefs, as well as assumptions made by, and information currently available to, them. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. Willis and Towers Watson undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed transaction on the proposed terms and schedule; the ability of Willis and Towers Watson to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition that Willis and Towers Watson face; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Willis’ and Towers Watson’s Form 10-K and other filings with the Securities and Exchange Commission.

Responsibility Statement

The directors of Willis accept responsibility for the information contained in this document other than that relating to Towers Watson, the Towers Watson Group and the directors of Towers Watson and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Willis (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.